Exhibit 19.1

NEXTPLAT CORP & SUBSIDIARIES

INSIDER TRADING POLICY

I.	PURPOSE

NextPlat Corp (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to help its directors, officers and employees comply with insider trading laws and to prevent even the appearance of improper insider trading.

II.	SCOPE

A.

This Policy applies to all directors, officers and employees of the Company, as well as to their respective family members and others in their households (collectively referred to as “Insiders”), and any other individuals the Compliance Officer (defined in Section V. below) may designate as Insiders because they have access to material nonpublic information concerning the Company.

B.

Except as set forth explicitly below, this Policy applies to any and all transactions in the Company’s securities, including transactions in common stock, options, preferred stock, restricted stock, restricted stock units, and any other type of securities that the Company may issue. This Policy applies to such securities regardless of whether they are held in a brokerage account, a 401(k) or similar account, through an employee stock purchase plan, or otherwise.

III.	SPECIFIC GUIDANCE

A.	Buying, Selling, and other Trading Activity Transactions.

1.	All Insider trading transactions are required to be pre-approved by the Compliance Officer prior to the trading activity in accordance with the following procedures:

a.

Individual notifies the Compliance Officer in writing (via email), at least three business days prior to the proposed trade(s), of the amount (dollars or shares) and nature of the proposed trade(s), and

b.

the individual has certified to the Compliance Officer in writing, no more than three business days prior to the proposed trade(s), that he or she is not aware of material nonpublic information regarding the Company.

2.

The notice and certification required by this section shall be given using the form attached hereto as Exhibit A. The Compliance Officer will designate the expiration date of the approved trade notice (typically four trading days after the proposed trade date).

3.

No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer (or in the case of any trade by the Compliance Officer, the Chief Executive Officer or the Chief Financial Officer of the Company) to approve any trades requested by any Insiders or the Compliance Officer.

B.	The Trading Window.

1.

Trading Only While Trading Window is Open. Insiders may buy, sell or trade in Company securities only while the Company’s trading window is open. In general, the Company’s trading window opens after the close of trading on the second full trading day following the Company’s public announcement of quarterly earnings and remains open through the last trading day of the third calendar month of the then-current fiscal quarter. The Company’s trading window is subject to additional blackout periods at the discretion of the Compliance Officer. See Exhibit B for the current year trading window calendar.

C.	Generally Prohibited Activities.

1.	Trading in Company Securities.

a.	No Insider may buy, sell or otherwise trade in Company securities while aware of material nonpublic information concerning the Company.

b.	No Insider may buy, sell or otherwise trade in Company securities during any trading blackout period.

2.

Tipping. Providing material nonpublic information to another person who may trade or advise others to trade on the basis of that information is known as “tipping” and is illegal. Therefore, no Insider may “tip” or provide material nonpublic information concerning the Company to any person other than a director, officer or employee of the Company, unless required as part of that Insider’s regular duties for the Company and authorized by the Compliance Officer.

3.

Giving Trading Advice. No Insider may give trading advice of any kind about the Company to anyone, whether or not such Insider is aware of material nonpublic information about the Company, except that Insiders should advise other Insiders not to trade if such trading might violate the law or this Policy.

4.	Engaging in Short Sales. No Insider may engage in short sales of Company securities. A short sale is the sale of a security that the seller does not own at the time of the trade.

5.

Engaging in Derivative Transactions. No Insider may engage in transactions in puts, calls or other derivative instruments that relate to or involve Company securities. Such transactions are, in effect, bets on short-term movements in the Company’s stock price and therefore create the appearance that the transaction is based on nonpublic information.

6.

Hedging. No Insider may engage in hedging transactions involving Company securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on nonpublic information.

7.

Trading on Margin or Pledging. No Insider may hold Company securities in a margin account or pledge (or hypothecate) Company securities as collateral for a loan. Margin sales or foreclosure sales may occur at a time when the Insider is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.

8.

Trading in Securities of Other Companies. No Insider may, while in possession of material nonpublic information about any other public company gained in the course of employment with the Company, (a) trade in the securities of the other public company, (b) “tip” or disclose such material nonpublic information concerning that company to anyone, or (c) give trading advice of any kind to anyone concerning the other public company.

D.	Exceptions.

The prohibited activities above do not apply to:

1.

Exercises of stock options or similar equity awards or the surrender of shares to the Company in payment of the stock option exercise price or in satisfaction of any tax withholding obligations, provided that any securities acquired pursuant to such exercise may not be sold while the Insider is in possession of material nonpublic information or subject to a special trading blackout.

2.	Other purchases of securities from the Company or sales of securities to the Company.

3.	Purchases or sales made pursuant to a Rule 10b5-1 plan that is adopted and operated in compliance with the terms of this Policy. See Section VII.

IV.	DETERMINING WHETHER INFORMATION IS MATERIAL AND NONPUBLIC

A.	Definition of “Material” Information.

1.

There is no bright line test for determining whether particulate information is material. Such a determination depends on the facts and circumstances unique to each situation and cannot be made solely based on the potential financial impact of the information.

2.	In general, information about the Company should be considered “material” if:

●	A reasonable investor would consider the information significant when deciding whether to buy or sell Company securities; or

●	The information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available in the marketplace about the Company.

Put simply, if the information could reasonably be expected to affect the price of the Company’s stock, it should be considered material.

3.

It is important to remember that whether information is material will be viewed by enforcement authorities with the benefit of hindsight. In other words, if the price of the Company’s stock changed as a result of the information having been made public, it will likely be considered material by enforcement authorities.

4.	While it is not possible to identify every type of information that could be deemed to be “material,” the following matters ordinarily should be considered material:

●	Financial performance, especially quarterly and year-end earnings or significant changes in financial performance or liquidity.

●	Potential significant mergers and acquisitions or the sale of significant assets or subsidiaries.

●	New major contracts, orders, suppliers, customers, or finance sources, or the loss thereof.

●	Major discoveries or significant changes or developments in products or product lines, research or technologies.

●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns.

●	Stock splits, public or private securities/debt offerings, or changes in dividend policies or amounts.

●	Significant changes in senior management.

●	Actual or threatened major litigation, or the resolution of such litigation.

●	An imminent change in the Company’s credit rating by a rating agency.

●	The contents of forthcoming publications that may affect the market price of Company securities.

B.	Definition of “Nonpublic” Information.

Information is “nonpublic” if it has not been disseminated to investors through a widely circulated news or wire service (such as Dow Jones, Bloomberg, PR Newswire, etc.) or through a public filing with the Securities and Exchange Commission (the “SEC”). For the purposes of this Policy, information will not be considered public until after the close of trading on the second full trading day following the Company’s widespread public release of the information.

C.	Consult the Compliance Officer for Guidance.

Any Insider who is unsure whether the information that he or she possesses is material or nonpublic should consult the Compliance Officer for guidance before trading in any Company securities.

D.	Hardship Cases.

1.

Hardship Trades. The Compliance Officer may, on a case-by-case basis, authorize trading in Company securities outside of an applicable trading window due to financial hardship or other hardships only after:

a.	the individual trading has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s), and

b.

the individual trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not aware of material nonpublic information concerning the Company.

V.	COMPLIANCE OFFICER

The Company has designated its Chief Compliance Officer, or any individual designated by the Chief Compliance Officer, as the individual responsible for ensuring compliance with this Policy (the “Compliance Officer”). The duties of the Compliance Officer include the following:

A.	Administering this Policy and monitoring and enforcing compliance with all Policy provisions and procedures.

B.	Responding to all inquiries relating to this Policy.

C.	Reviewing and either approving or denying all proposed trades by Insiders in accordance with the procedures set forth in Section V.C.1 above.

D.	After discussing with the blackout assessment team, designating and announcing special trading blackout periods during which certain Insiders may not trade in Company securities.

E.	Providing copies of this Policy and other appropriate materials to all new Insiders.

F.	Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations.

G.	Assisting in the preparation and filing of all required SEC reports relating to insider trading in Company securities.

H.	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations, or as otherwise deemed necessary or appropriate.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

1.

Compliance Officer Trades. If the Compliance Officer desires to complete any trades involving Company securities, he or she must first obtain the approval of the Chief Executive Officer of the Company.

VI.	RULE 10b5-1 TRADING PLANS

A.	General Information.

Under Rule 10b5-1 of the Securities Exchange Act of 1934, an individual has an affirmative defense against an allegation of insider trading if he or she demonstrates that the purchase, sale or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of material nonpublic information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 plans.

Rule 10b5-1 plans have the obvious advantage of protecting against insider trading liability. However, they also require advance commitments regarding the amounts, prices and timing of purchases or sales of Company securities and thus limit flexibility and discretion. In addition, once a Rule 10b5-1 plan has been adopted, it is generally not permissible to amend or modify such plan.

Accordingly, while some individuals may find Rule 10b5-1 plans attractive, they may not be suitable for all Insiders.

B.	Specific Requirements.

1.

Pre-Approval. For a Rule 10b5-1 plan to serve as an adequate defense against an allegation of insider trading, a number of legal requirements must be satisfied. Accordingly, anyone wishing to establish a Rule 10b5-1 plan must first receive approval from the Compliance Officer or his or her designee.

2.

Material Nonpublic Information and Special Blackouts. An individual desiring to enter into a Rule 10b5-1 plan must enter into the plan at a time when he or she is not aware of any material nonpublic information about the Company or otherwise subject to a special trading blackout.

3.	Trading Window. Insiders may only establish a Rule 10b5-1 plan when the Company’s trading window is open.

VII.	POTENTIAL PENALTIES AND DISCIPLINARY SANCTIONS

A.	Civil and Criminal Penalties.

The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the Insider or tippee, pay significant civil and/or criminal penalties, and serve a lengthy jail term. The Company in such circumstances may also be required to pay major civil or criminal penalties.

B.	Company Discipline.

Violation of this Policy or federal or state insider trading or tipping laws by any Insider may, in the case of a director, subject the director to dismissal proceedings and, in the case of an officer or employee, subject the officer or employee to disciplinary action by the Company up to and including termination for cause.

C.	Reporting of Violations.

Any Insider who violates this Policy or any federal or state law governing insider trading or tipping or knows of any such violation by any other Insider, must report the violation immediately to the Compliance Officer. Upon determining that any such violation has occurred, the Compliance Officer, in consultation with the Company’s Chair of the Audit Committee of the Board, will determine whether the Company should release any material nonpublic information, and, when required by applicable law, shall cause the Company to report the violation to the SEC or other appropriate governmental authority.

VIII.	MISCELLANEOUS

This Policy will be delivered to all directors, officers, employees and designated outsiders upon its adoption by the Company and to all new directors, officers, employees and designated outsiders at the start of their employment or relationship with the Company.

Upon first receiving a copy of this Policy or any revised versions, all directors, officers, and employees must sign an acknowledgment that he or she has received a copy of this Policy and agrees to comply with its terms.

This Policy will renew annually and must be acknowledged and signed by all directors, officers, and employees.